

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

December 16, 2009

via U.S. mail and facsimile

Dr. Kiril A. Pandelisev, CEO
CRC Crystal Research Corporation
4952 East Encanto Street
Mesa, AZ 85205

      RE: **CRC Crystal Research Corporation**
              Form 8-K/A Item 4.01
              Filed December 14, 2009
              File No. 0-52472

Dear Dr. Pandelisev:

      We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

1. We note from your response to comment 1 in our letter dated September 28, 2009 that Seale and Beers was dismissed. However, in the fourth paragraph, you refer to the "date of resignation on September 17, 2009". Further, we note in the first sentence of the fourth paragraph that the Board of Directors dismissed Seale and Beers on September 22, 2009, while the fifth paragraph states that the date of dismissal is September 17, 2009. Please revise your filing to clearly state, in all applicable instances and if true, that Seale and Beers was dismissed, and to ensure the dismissal date is consistent throughout your filing.

2. We note that the Exhibit 16 letter was not included in your amended filing. Please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

*   *   *   *

Please furnish your supplemental response via EDGAR in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant